Exhibit 21.1

PMC-SIERRA, INC.

LIST OF SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
PMC-Sierra Ltd.	British Columbia, Canada
PMC-Sierra US, Inc.	Delaware, USA
Palau Acquisition Corporation	Delaware, USA
Passave, Inc.	Delaware, USA
PMC-Sierra International, Inc.	Barbados
PMC-Sierra Mauritius Ltd.	Mauritius